Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

April 8, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Amber Road, Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed on March 26, 2019 by Altai Capital Management, L.P., et al. File No. 001-36360

Dear Mr. Panos:

On behalf of Altai Capital Management, L.P. and its affiliates (collectively, “Altai”) and the other filing persons (together with Altai, the “Filing Persons”) we are responding to a comment given by you on April 5, 2019 via telephone. In responding to such comment, we are further responding to your letter dated April 1, 2019 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2019 (the “Preliminary Proxy Statement”) with respect to Amber Road, Inc. (“Amber Road” or the “Company”). We have reviewed and considered the comments of the staff (the “Staff”) of the SEC and respond further below, as applicable. For your convenience, the relevant comment, which was reiterated on April 5, 2019 via telephone, is restated below in italics. We acknowledge the Staff’s comment and provide our response following the comment.

Concurrently with this letter, the Filing Persons are filing their Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). The Definitive Proxy Statement reflects revisions made to the Preliminary Proxy Statement and the Revised Preliminary Proxy Statement in response to the comments of the Staff via telephone and in the SEC Comment Letter, as well as other updating changes. Unless otherwise noted, the page numbers in the responses refer to pages in the Definitive Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Definitive Proxy Statement.

Telephone Discussion April 5, 2019

1.       In response to the comment delivered via telephone on April 5, 2019 by Mr. Panos of the Staff, in which Mr. Panos reissued the below comment from the SEC Comment Letter:

As is contemplated by Note b. to Rule 14a-9, please provide us with the factual foundation upon which the participants relied to make the following assertions. Alternatively, please revise to delete or further qualify the assertions made.

Mr. Panos

April 8, 2019

•	“As a consequence of poor operational execution relative to both investor expectations and management projections, Amber Road’s share price has dramatically underperformed its relevant market indices.”

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the above assertion in the Definitive Proxy Statement to remove the cause-and-effect implication of the assertions. On page 5 of the Definitive Proxy Statement, Altai now asserts: “Amber Road’s share price has dramatically underperformed its relevant market indices and has fallen short of investor expectations and management projections.”

As previously provided, we believe the below buttresses Altai’s revised assertion with the necessary factual support:

“Altai made the above statement based on the fact that Amber Road’s shares today trade for significantly less than its IPO closing price and has never achieved 10% growth since its IPO.1 In comparison, the Standard & Poor’s Software & Services Select Industry Index, the NASDAQ Composite Index and the NYSE Composite Index had returned, at the time of the December 17 letter, 77%, 71% and 28%, respectively since Amber Road’s IPO.2 The Filing Persons believe that the foregoing facts and the sources from which they were derived provide the necessary factual basis for the statement made.”

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We appreciate the Staff’s attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford

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1 December 17 Letter, page 3.

2 Data for the S&P Software Index, NASDAQ Composite Index and the NYSE Composite Index assume reinvestment of dividends.